Prospectus                                                    Filed Pursuant to
dated November 25, 1996                                          Rule 424(b)(1)
                                                     Registration No. 333-01831


                                  $50,000,000

LOGO
                         COMMERCIAL FEDERAL CORPORATION

                    Subordinated Extendible Notes Due 2006

Interest on the Subordinated Extendible Notes due 2006 (the "Notes") issued by Commercial Federal Corporation (the "Company") is payable monthly on the 15th day of each month, commencing January 15, 1997, at an interest rate of 7.95% per annum until December 1, 2001. The interest rate will reset at the Company's option on December 1, 2001 to a rate and for a term of one, two, three or five years determined by the Company and will reset thereafter at the Company's option, upon the date of expiration of each such new interest period prior to maturity (each such date, including December 1, 2001, an "Interest Reset Date"). Any new interest rate determined by the Company with respect to an Interest Reset Date shall not be less than 105% of the Effective Interest Rate on Comparable Maturity U.S. Treasury Obligations (as defined herein). In the event that the Company decides not to reset the interest rate on an Interest Reset Date, the interest rate on the Notes shall continue to be the interest rate in effect for the next year and each year thereafter unless and until the Company shall reset the interest rate on a subsequent Interest Reset Date. Until the interest rate is reset for a subsequent period, each December 1 shall be deemed to be an Interest Reset Date. The Notes are not redeemable prior to December 1, 2001. The Notes are redeemable, in whole or in part, at the option of the holder at par plus accrued interest to the date fixed for redemption, on December 1, 2001 and on any subsequent Interest Reset Date. The Notes are redeemable at the option of the Company in whole on December 1, 2001 and on any subsequent Interest Reset Date at par plus accrued interest to the date fixed for redemption. See "Description of Notes."

The Notes have no sinking fund. The Notes will be issued only in fully registered form and in denominations of $1,000 and integral multiples thereof. The Notes will be unsecured general obligations of the Company and will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. As creditors of the Company, holders of the Notes will be denied access to the assets of the Company's subsidiaries upon such subsidiaries' liquidation or reorganization until all the prior claims of creditors (including depositors) of such subsidiaries have been satisfied. At September 30, 1996, the Company (excluding subsidiaries) had $34.9 million in Senior Indebtedness consisting of $6.9 million of 10% Senior Notes due 1999, which are expected to be redeemed on December 27, 1996 with the proceeds from this offering, and a $28.0 million variable rate secured promissory note due January 31, 1997. See "Use of Proceeds." The Notes have been approved for listing on the New York Stock Exchange under the symbol "CFB 06," subject to official notice of issuance.

Payment of principal on the Notes may be accelerated only in the case of certain events relating to the bankruptcy, insolvency or reorganization of the Company. There is no right to acceleration in the case of a default in the payment of principal or interest on the Notes or in the performance of any other covenant of the Company. See "Description of the Notes."

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             Price to   Underwriting Proceeds to
                                              Public    Discount (1) Company (2)
--------------------------------------------------------------------------------
Per Note ..................................   100.0%        3.0%        97.0%
--------------------------------------------------------------------------------
Total ..................................... $50,000,000  $1,500,000  $48,500,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated offering expenses of $385,000 payable by the Company.
The Notes are being offered by the Underwriters named herein, subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that delivery of the Notes will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about December 2, 1996.
Piper Jaffray inc.
                     Alex. Brown & Sons

                                     (MAP)

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information that have been filed electronically with the Commission may also be obtained from the Commission's Website, the address of which is http://www.sec.gov. In addition, the Company's common stock is listed and traded on the New York Stock Exchange. Reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all exhibits and amendments thereto, called the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement. Copies of the Registration Statement, including any amendments and exhibits thereto, can be inspected and copied at the offices of the Commission as set forth above. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents of the Company which have been previously filed with the Commission are hereby incorporated by reference in this Prospectus:

  (a) the Company's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1996;

  (b) the Company's Quarterly Report on Form 10-Q and Quarterly Report on Form 10-Q/A for the Quarter Ended September 30, 1996; and

  (c) the Company's Current Reports on Form 8-K dated August 21, 1996 and November 18, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such copies should be directed to Commercial Federal Corporation, Corporate Secretary, 2120 South 72nd Street, Omaha, Nebraska 68124, telephone number (402) 554-9200.

  INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE "RISK FACTORS" ON PAGE 10 OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference.

                                  THE COMPANY

  The Company is a holding company for Commercial Federal Bank, a Federal Savings Bank (the "Bank"), which is the largest depository institution headquartered in Nebraska. At September 30, 1996, the Company had assets of $6.7 billion and stockholders' equity of $359.7 million. Based upon total assets at that date, the Company was the 19th largest publicly held thrift holding company in the United States. The Bank is a consumer-oriented financial institution that emphasizes single-family residential real estate lending, consumer lending, retail deposit activities, including demand deposit accounts, and mortgage banking. At October 1, 1996, following the acquisition of Heritage Financial, Ltd. ("Heritage"), the Bank operated 34 branch offices in Nebraska, 20 branch offices in greater metropolitan Denver, Colorado, 19 branch offices in Oklahoma, 24 branch offices in Kansas and seven branch offices in Iowa. Throughout its 109 year history, the Bank has emphasized customer service. To serve its customers, the Bank conducts loan origination activities through its 104 branch office network, loan offices of its wholly-owned mortgage banking subsidiary and a nationwide correspondent network consisting of approximately 375 mortgage loan originators. The Bank also provides insurance and securities brokerage and other retail financial services.

  On October 1, 1996, the Company completed the acquisition of Heritage, headquartered in Boone, Iowa, the holding company for Hawkeye Federal Savings Bank. Heritage operated six branches in Iowa and at October 1, 1996, had $182.9 million in total assets, $157.9 million in deposits and $10.3 million in stockholders' equity. See "Recent Developments."

  The Company's strategy for growth emphasizes both internal and external growth. Operations focus on increasing deposits, including demand accounts, making loans (primarily single-family mortgage and consumer loans) and providing customers with a full array of financial products and a high level of customer service. As part of its long-term strategic plan, the Company intends to expand its operations within its market areas either through direct marketing efforts aimed at increasing market share, branch expansions, or opening additional branches. The Company's retail strategy will continue to be centered on attracting new customers and selling both new and existing customers multiple products and services. Additionally, the Company will continue to build and leverage an infrastructure designed to increase fee and other income.

  Complementing its strategy of internal growth, the Company will continue to grow its five-state franchise through an ongoing program of selective acquisitions of other financial institutions. Acquisition candidates will be selected based on the extent to which the candidates can enhance the Company's retail presence in new or underserved markets and complement the Company's existing retail network.

  The Company's principal executive offices are located at 2120 South 72nd Street, Omaha, Nebraska 68124, and its telephone number is (402) 554-9200.

                                  THE OFFERING

Notes offered.................  $50,000,000 principal amount of Subordinated
                                Extendible Notes due 2006. See "Description of Notes--General."

Denominations.................  $1,000 and integral multiples thereof.

Maturity......................  December 1, 2006.

Interest rate.................  7.95% per annum until December 1, 2001. The
                                Company will reset the interest rate for the Notes, at its option, effective December 1, 2001 to a rate and for a term of one, two, three or five years determined by the Company and will reset the interest rate thereafter, at its option, upon the date of expiration of each such new interest period prior to maturity (each such date, including December 1, 2001, an "Interest Reset Date"). Any such new interest rate shall not be less than 105% of the Effective Interest Rate on Comparable Maturity U.S. Treasury Obligations (as defined herein). In the event that the Company decides not to reset the interest rate on an Interest Reset Date, the interest rate on the Notes shall continue to be the interest rate in effect, for the next year and each year thereafter, unless and until the Company shall reset the interest rate on a subsequent Interest Reset Date. Until the interest rate is reset for a subsequent period, each December 1 shall be deemed to be an Interest Reset Date. See "Description of Notes--Adjustable Interest Rate."

Interest payment dates........  Monthly, commencing January 15, 1997, and the
                                15th day of each month thereafter. The first interest payment will represent interest from the date of issuance of the Notes through January 14, 1997.

Sinking fund..................  None.

Redemption at option of         The Notes may not be redeemed prior to December
 Company......................  1, 2001. Thereafter, the Company may elect to redeem the Notes, in whole on December 1, 2001 and on any subsequent Interest Reset Date at par plus accrued interest to the date fixed for redemption. See "Description of Notes--
                                Redemption at Option of the Company."

Redemption at option of         Notes tendered on or before the fifth business
 Holder.......................  day prior to December 1, 2001 or any subsequent
                                Interest Reset Date will be redeemable, in whole or in part, at par plus accrued interest to the date fixed for redemption. See
                                "Description of Notes--Redemption at Option of Holder."

Subordination.................  The Notes will be unsecured general obligations of the Company and will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. There are no restrictions in the Indenture on the creation of additional Senior

                                Indebtedness. The Notes will be structurally subordinated to all liabilities (including deposits) of the Company's subsidiaries. At September 30, 1996, the Company (excluding subsidiaries) had $34.9 million in Senior Indebtedness consisting of $6.9 million of 10% Senior Notes due 1999 which the Company assumed in its acquisition of Railroad Financial Corporation ("Railroad") on October 2, 1995 and a $28.0 million variable rate secured promissory note due January 31, 1997. The $6.9 million of 10% Senior Notes due 1999 are expected to be redeemed on December 27, 1996 with a portion of the proceeds from this offering. The Company is in the process of negotiating to refinance the $28.0 million variable rate promissory note on a long-term basis. Any such refinancing would be Senior Indebtedness under the Indenture. See "Risk Factors--Subordination of Notes," "Use of Proceeds" and "Description of Notes-- Subordination."

Covenants.....................  The Indenture pursuant to which the Notes will be issued, among other things, limits the ability of the Company to pay cash dividends or to make other capital distributions under certain circumstances. The Indenture also limits in certain respects consolidations, mergers and transfers of all or substantially all of the Company's assets. See "Description of Notes--Restrictions on Dividends and Other Distributions" and "--Consolidation, Merger or Transfer."

Limited rights of               Payment of principal of the Notes may be
 acceleration.................  accelerated only in case of certain events involving the bankruptcy, insolvency or
                                reorganization of the Company which constitute an Acceleration Event (as defined herein).
                                There is no right of acceleration in the case of a default in the payment of principal or interest on the Notes or the performance of any other covenant of the Company in the Indenture.
                                See "Description of Notes--Acceleration
                                Events."

Use of proceeds...............  The net proceeds of this offering will be used to refinance the Company's $40.25 million
                                10.25% Subordinated Notes due 1999 and $6.9 million 10% Senior Notes due 1999 and for general corporate purposes. Pending such uses, the proceeds will be invested in short-term, investment-grade securities. See "Use of Proceeds."

Listing.......................  The Notes have been approved for listing on the
                                New York Stock Exchange under the symbol "CFB 06," subject to official notice of issuance.

Trustee.......................  Harris Trust and Savings Bank.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The following summary consolidated financial data of the Company and its subsidiaries as of and for the years ended June 30, 1996, 1995, 1994, 1993 and 1992 has been derived from the Company's audited Consolidated Financial Statements. The following summary consolidated interim financial data for the three months ended September 30, 1996 and 1995 has been derived from unaudited consolidated interim financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The summary consolidated financial data should be read in conjunction with the Company's audited Consolidated Financial Statements and related Notes incorporated herein by reference. The consolidated financial data for the three months ended September 30, 1996 is not necessarily indicative of the operating results to be expected for the entire fiscal year.

                           THREE MONTHS ENDED
                              SEPTEMBER 30,                        YEAR ENDED JUNE 30,
                          ----------------------  ----------------------------------------------------------
                             1996        1995        1996        1995        1994        1993        1992
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Interest income.........  $  122,786  $  122,702  $  491,092  $  454,368  $  393,854  $  404,628  $  447,883
Interest expense........      82,494      84,603     328,317     304,526     256,102     276,584     352,527
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net interest income.....      40,292      38,099     162,775     149,842     137,752     128,044      95,356
Provision for loan loss-
 es.....................      (1,658)     (1,583)     (6,107)     (6,408)     (6,248)     (6,185)     (7,981)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net interest income af-
 ter provision for loan
 losses.................      38,634      36,516     156,668     143,434     131,504     121,859      87,375
Non-interest income.....      13,603      11,389      49,646      45,066      44,693      34,442      77,817
General and administra-
 tive expenses..........      29,322      27,968     114,517     102,554      94,115      89,560      80,314
Federal deposit insur-
 ance special assess-
 ment...................      27,062         --          --          --          --          --          --
Amortization of goodwill
 and core value of de-
 posits.................       2,385       2,200       9,529      10,262      14,131      10,544      11,389
Valuation adjustment and
 accelerated amortiza-
 tion of
 goodwill...............         --          --          --       21,357      52,703         --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 income taxes,
 extraordinary items and
 cumulative effects of
 changes in accounting
 principles.............      (6,532)     17,737      82,268      54,327      15,248      56,197      73,489
Income tax provision
 (benefit)..............      (2,482)      6,493      26,962      23,146      16,875      22,081      27,652
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 extraordinary items and
 cumulative effects of
 changes in accounting
 principles.............      (4,050)     11,244      55,306      31,181      (1,627)     34,116      45,837
Extraordinary items(1)..         --          --          --          --          --          --       (5,046)
Cumulative effects of
 changes in accounting
 principles(2)..........         --          --          --          --        6,597         --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $   (4,050) $   11,244  $   55,306  $   31,181  $    4,970  $   34,116  $   40,791
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Earnings per common
 share (fully dilut-
 ed)(12):
 Income (loss) before
  extraordinary items
  and cumulative effects
  of changes in
  accounting
  principles............  $     (.27) $      .77  $     3.72  $     2.16  $     (.11) $     2.42  $     4.68
 Extraordinary
  items(1)..............         --          --          --          --          --          --         (.52)
 Cumulative effects of
  changes in accounting
  principles(2).........         --          --          --          --          .46         --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Net income (loss)......  $     (.27) $      .77  $     3.72  $     2.16  $      .35  $     2.42  $     4.16
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Dividends declared per
 common share(12).......  $      .10  $      --   $      .40  $      --   $      --   $      --   $      --
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Book value per common
 share(12)..............  $    25.96  $    24.45  $    27.39  $    23.65  $    21.51  $    21.28  $    20.95
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Tangible book value per
 common share(12).......  $    23.19  $    21.99  $    24.69  $    21.04  $    16.73  $    15.00  $    12.81
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
STATEMENT OF FINANCIAL
 CONDITION DATA:
Total assets............  $6,667,758  $6,582,215  $6,607,670  $6,569,579  $5,982,307  $5,262,336  $5,035,913
Investment securi-
 ties(5)................     292,292     295,509     253,043     300,481     290,807     254,889     316,366
Mortgage-backed securi-
 ties(6)................   1,153,826   1,345,285   1,180,046   1,364,907   1,350,402     952,539     779,969
Loans receivable,
 net(7).................   4,853,305   4,576,344   4,813,164   4,540,692   3,970,626   3,655,740   3,460,294
Goodwill and core value
 of deposits............      38,349      35,062      40,734      37,263      67,661      87,946      98,490
Deposits................   4,274,844   4,050,507   4,304,576   4,011,323   3,675,825   2,731,127   2,660,489
Advances from Federal
 Home Loan Bank.........   1,194,014   1,752,163   1,350,290   1,787,352   1,625,456   1,868,779   1,465,062
Other borrowings........     711,299     259,720     439,301     273,676     224,072     231,828     499,790
Stockholders' equity....     359,656     349,335     413,277     337,614     304,568     297,848     253,528

                                             (Table continued on following page)

               SUMMARY CONSOLIDATED FINANCIAL INFORMATION, CONT.

                              THREE MONTHS
                                  ENDED
                              SEPTEMBER 30,        YEAR ENDED JUNE 30,
                              --------------  ---------------------------------
                               1996    1995   1996   1995   1994   1993   1992
                              ------  ------  -----  -----  -----  -----  -----
SELECTED OPERATING RA-
 TIOS(8):
 Return on average assets
  (9).......................     N/M     .69%   .84%   .49%   .09%   .67%   .79%
 Return on average equity
  (9).......................     N/M   13.18% 14.74%  9.98%  1.54% 12.39% 20.12%
 Net yield on interest-earn-
  ing assets................    2.59%   2.45%  2.58%  2.46%  2.59%  2.65%  2.01%
 Earnings to fixed charges
  (10):
 Excluding interest on de-
  posits....................     .77x   1.56x  1.71x  1.43x  1.13x  1.41x  1.26x
 Including interest on de-
  posits....................     .92x   1.21x  1.25x  1.18x  1.06x  1.20x  1.13x
 Dividend payout ratio (3)..     N/M     N/A  10.75%   N/A    N/A    N/A    N/A
 General and administrative
  expenses divided by
  average assets (11).......    2.09%   1.70%  1.75%  1.62%  1.67%  1.75%  1.55%
SELECTED CAPITAL AND ASSET
 QUALITY RATIOS:
 Regulatory capital ratios
  of the Bank:
 Tangible capital...........    5.81%   5.34%  6.18%  5.16%  4.69%  4.62%  2.95%
 Core capital...............    6.02%   5.63%  6.41%  5.47%  5.53%  5.93%  4.63%
 Risk-based capital:
  Tier 1 capital............   11.81%  12.31% 12.56% 12.02% 12.18% 11.93%  8.25%
  Total capital.............   12.89%  13.42% 13.62% 13.12% 13.16% 12.81%  8.87%
 Nonperforming assets to to-
  tal assets................    1.07%    .96%  1.01%   .95%  1.27%  1.97%  3.00%
 Nonperforming assets to
  total loans and
  nonperforming assets......    1.43%   1.35%  1.33%  1.32%  1.84%  2.71%  4.08%
 Allowance for loan losses
  to total loans............    1.01%   1.06%   .99%  1.04%  1.11%  1.26%  1.43%
 Allowance for loan losses
  to total nonperforming
  assets....................   69.71%  77.60% 74.05% 77.42% 59.04% 45.13% 33.58%
 Net loans charged-off to
  average loans outstand-
  ing.......................     .07%    .10%   .10%   .06%   .11%   .13%   .31%

--------
(footnotes for preceding tables)
 (1) For fiscal year 1992, represents the loss on early extinguishment of debt, net of income tax benefits, less the effect of the utilization of net operating losses carried forward.
 (2) For fiscal year 1994, represents the cumulative effect of the change in the method of accounting for income taxes less the cumulative effect of the change in accounting for postretirement benefits, net of income tax benefit.
 (3) Represents dividends declared per share divided by net income per share. The Company established a quarterly common stock cash dividend policy on October 4, 1995, and declared dividends totaling $1.4 million ($.10 per common share) during the three months ended September 30, 1996, and $5.9 million ($.40 per common share) during fiscal year 1996. Such ratio for the three months ended September 30, 1996 is not meaningful ("N/M") based on the loss per share for such period.
 (4) Calculated by dividing stockholders' equity, reduced by the amount of goodwill and core value of deposits, by the number of shares of common stock outstanding at the respective dates.
 (5) Includes investment securities available for sale totaling $9.9 million, $3.0 million, $9.9 million, $3.0 million, $5.4 million and $1.3 million at September 30, 1996 and 1995, June 30, 1996, 1995, 1994 and 1993,
     respectively. No investment securities were available for sale at June 30, 1992.
 (6) Includes mortgage-backed securities available for sale totaling $255.3 million, $27.0 million, $263.2 million, $37.0 million, $45.0 million, $41.3 million and $20.8 million at September 30, 1996 and 1995, June 30, 1996, 1995, 1994, 1993 and 1992, respectively.
 (7) Includes loans held for sale totaling $87.3 million, $107.2 million, $89.4 million, $113.4 million, $187.7 million, $171.8 million and $158.4 million at September 30, 1996 and 1995, June 30, 1996, 1995, 1994, 1993 and 1992,
     respectively.
 (8) Ratios for the three months ended September 30, 1996 and 1995 are annualized. Such annualized data includes nonrecurring items and is not necessarily indicative of results for the entire fiscal years.

 (9) Based on daily average balances during the three month periods ended September 30, 1996 and 1995 and fiscal years 1996, 1995 and 1994, and on average monthly balances for fiscal years 1993 and 1992. Return on average assets ("ROA") and return on average equity ("ROE") for the three months ended September 30, 1996, are .90% and 15.23%, respectively, excluding the after-tax effect of the nonrecurring expenses totaling $17.3 million, $1.5 million and $103,000 associated with the Savings Association Insurance Fund ("SAIF") special assessment, the repurchase of 1,250,100 shares of the Company's common stock and the change in income taxes for tax bad debt reserves, respectively. ROA and ROE for the three months ended September 30, 1995 are .76% and 14.63%, respectively, excluding the after-tax effect of the nonrecurring expenses totaling $1.2 million associated with the Railroad merger. ROA and ROE for fiscal year 1996 are .90% and 15.68%, respectively, excluding the after-tax effect of the nonrecurring expenses totaling $2.9 million and $585,000 associated with the Railroad merger and the Company's 1995 proxy contest, respectively. ROA and ROE for fiscal year 1995 are .83% and 16.82%, respectively, excluding the accelerated amortization of goodwill totaling $21.4 million. ROA and ROE for fiscal year 1994 are .75% and 13.11%, respectively, excluding the after-tax effect of the intangible assets valuation adjustment and the cumulative effects of changes in accounting principles totaling $43.9 million and $6.6 million, respectively.
 (10) The ratio of earnings to fixed charges has been computed by dividing income (loss) before income taxes, extraordinary items and cumulative effects of changes in accounting principles plus fixed charges by fixed charges. Fixed charges represent all interest expense plus the portion of rental payments under operating leases deemed to be interest. Earnings were inadequate to cover fixed charges in the amount of $6.5 million for the three months ended September 30, 1996.
 (11) General and administrative expenses ("G&A") divided by average assets for the three months ended September 30, 1996, is 1.64% excluding the nonrecurring expenses totaling $27.1 million and $2.3 million associated with the SAIF special assessment and the repurchase of 1,250,100 shares of the Company's common stock, respectively. G&A divided by average assets for the three months ended September 30, 1995 is 1.62% excluding the nonrecurring expenses totaling $1.4 million primarily associated with the Railroad merger, and for fiscal year 1996 is 1.68% excluding the nonrecurring expenses totaling $3.6 million and $901,000 associated with the Railroad merger and the Company's 1995 proxy contest, respectively.
(12) On November 18, 1996, the Board of Directors of the Company authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend. Par value will remain at $.01 per share. Fractional shares will be paid in cash. The stock dividend, payable to stockholders of record as of December 31, 1996, will be paid on January 14, 1997. Pro forma common share information, giving retroactive effect to the stock split, is presented below.

                             THREE MONTHS
                                 ENDED
                             SEPTEMBER 30,         YEAR ENDED JUNE 30,
                             -------------- -----------------------------------
                              1996    1995   1996   1995   1994    1993   1992
                             ------  ------ ------ ------ ------  ------ ------
Earnings per common share
 (fully diluted):
 Income (loss) before
  extraordinary items and
  cumulative effects of
  changes in accounting
  principles...............  $ (.18) $  .52 $ 2.48 $ 1.44 $ (.08) $ 1.62 $ 3.12
 Extraordinary items.......     --      --     --     --     --      --    (.34)
 Cumulative effects of
  changes in accounting
  principles...............     --      --     --     --     .31     --     --
                             ------  ------ ------ ------ ------  ------ ------
 Net income (loss).........  $ (.18) $  .52 $ 2.48 $ 1.44 $  .23  $ 1.62 $ 2.78
                             ======  ====== ====== ====== ======  ====== ======
Dividends declared per com-
 mon share.................  $.0667  $  --  $ .267 $  --  $  --   $  --  $  --
                             ======  ====== ====== ====== ======  ====== ======
Book value per common
 share.....................  $17.30  $16.30 $18.26 $15.77 $14.34  $14.19 $13.97
                             ======  ====== ====== ====== ======  ====== ======
Tangible book value per
 common share..............  $15.46  $14.66 $16.46 $14.03 $11.15  $10.00 $ 8.54
                             ======  ====== ====== ====== ======  ====== ======

  Financial information contained elsewhere in this Prospectus has not been adjusted to reflect the effect of the stock split.

                                 RISK FACTORS

  Prospective investors should consider, among other things, the following factors in connection with a decision to purchase the Notes offered hereby.

SOURCES OF PAYMENT FOR INTEREST AND PRINCIPAL OF THE NOTES

  The Company's principal asset is its investment in the capital stock of the Bank. Because it does not generate any significant revenues independent of the Bank, the Company's ability to make interest and principal payments on the Notes is dependent on the extent to which it receives dividends from the Bank. The Bank's ability to pay dividends to the Company is dependent on its ability to generate earnings and is subject to a number of regulatory restrictions and tax considerations. Under current regulations of the Office of Thrift Supervision (the "OTS"), in order to pay dividends without prior approval of the OTS, a savings institution must satisfy all of its applicable regulatory capital requirements. The Bank currently complies with its regulatory capital requirements and is considered "well-capitalized" under applicable banking regulations. At September 30, 1996, the Bank's regulatory capital ratios were 5.81%, 6.02%, and 12.89%, respectively, for tangible, core and risk-based capital, compared to OTS minimum regulatory capital requirements of 1.50%, 3.00% and 8.00%, respectively. To be considered "well capitalized", the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios of 5.00%, 6.00% and 10.00%, respectively. At September 30, 1996, the Bank's Tier 1 leverage, Tier 1 risk-based and total capital ratios were 6.02%, 11.81% and 12.89%, respectively. Should the Bank in the future fail to meet regulatory capital requirements, it might be unable to pay dividends to the Company to fund interest and principal payments on the Notes. Further, even assuming it continues to satisfy such requirements, the Bank will be restricted by applicable OTS regulations from paying dividends beyond a specified percentage of its earnings and excess capital, and will be required to furnish the OTS with 30 days' prior written notice of any proposed dividend. The OTS will have the opportunity to object to any proposed dividend during such period. At September 30, 1996, the Bank had $73.5 million available for the payment of dividends to the Company under current OTS regulations. If the Company were denied access to the earnings of the Bank, whether by regulatory restriction, inadequate earnings or deterioration in the Bank's financial condition, the Company's ability to make debt service payments on the Notes would be significantly impaired.

SUBORDINATION OF NOTES

  The Notes are subordinated to all Senior Indebtedness of the Company. By reason of such subordination, in the event of liquidation of the Company, holders of the Notes will not receive payment until the holders of Senior Indebtedness have been satisfied. While Senior Indebtedness excludes indebtedness of the Company's subsidiaries, holders of the Notes, as creditors of the Company, will be denied access to the assets of the Company's subsidiaries upon such subsidiaries' liquidation or reorganization until all the prior claims of creditors of such subsidiaries have been satisfied. Obligors of the Bank, including depositors, have first claim on the assets of the Bank in the event of liquidation of the Bank. There is no limitation in the Indenture on the Company's creation of Senior Indebtedness or indebtedness ranking in parity with the Notes. See "Description of Notes--General" and "--- Subordination."

POTENTIALLY ADVERSE IMPACT OF INTEREST RATES AND ECONOMIC AND INDUSTRY
CONDITIONS

  The savings institution industry is affected by fluctuations in market interest rates. Like most savings institution holding companies, the Company's net interest income is affected by general economic and other factors that influence market interest rates and the Company's ability to respond to changes in such rates. General economic conditions may also affect the credit quality of the Company's assets. Adverse economic conditions may affect the ability of the Bank's borrowers to repay loans, particularly in the areas of commercial real estate and consumer lending. To the extent that changes in interest rates and economic conditions adversely affect the Company's financial condition and results of operations, the Company's ability to make debt service payments on the Notes may be impaired.

  Significant and rapid changes have occurred in the savings institution industry in recent years, and the future of the industry is subject to various uncertainties. The traditional role of savings institutions as the nation's primary housing lenders is diminishing and savings institutions are subject to increasing competition from commercial banks and mortgage bankers. The savings institution industry also faces a volatile and uncertain regulatory environment in which applicable laws, regulations and enforcement policies are subject to significant change. There can be no assurance that changes in the savings institution industry, regulatory and otherwise, will not adversely affect the financial condition and results of operations of the Company and, as a result, impair its ability to make debt service payments on the Notes.

LIMITED COVENANTS

  The covenants in the Indenture are limited and are not designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations. The provisions of the Indenture should not be a significant factor in evaluating whether the Company will be able to comply with its obligations under the Notes. See "Description of the Notes."

LIMITED RIGHTS OF ACCELERATION OF NOTES

  Payment of principal of or interest on the Notes may be accelerated only in the case of the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default in the payment of principal or interest on the Notes or in the performance of any other covenant of the Company. See "Description of Notes--Acceleration Events."

                              RECENT DEVELOPMENTS

  Stock Split and Increase in Cash Dividend. On November 18, 1996, the Board of Directors of the Company authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend. Par value will remain at $.01 per share. Fractional shares will be paid in cash. The Board also increased its quarterly cash dividend from $.0667 per common share after adjusting for the three-for-two stock split to $.07 per common share which represents an increase of five percent. The stock dividend, payable to stockholders of record as of December 31, 1996, will be paid on January 14, 1997. Except as otherwise noted, financial information contained elsewhere in this Prospectus has not been adjusted to reflect the effect of the stock split.

  Recent Acquisition. On October 1, 1996, the Company completed the acquisition of Heritage, the holding company for Hawkeye Federal Savings Bank. Based on the closing stock price of the Company's common stock on October 1, 1996 of $43.00 per share, the total consideration paid for this acquisition was approximately $22.8 million consisting of 451,633 shares of the Company's common stock and $3.4 million in cash. At that date, Heritage operated six branches in Iowa and had $182.9 million in total assets, $157.9 million in deposits and $10.3 million in stockholders' equity. The acquisition of Heritage was accounted for as a purchase transaction.

  SAIF Special Assessment. During the quarter ended September 30, 1996, the Company incurred an after-tax charge of $17.3 million ($27.1 million pre-tax) as a result of the imposition of a special assessment by the Federal Deposit Insurance Corporation ("FDIC") to recapitalize the Savings Association Insurance Fund ("SAIF"). The FDIC operates two deposit insurance funds: the Bank Insurance Fund (the "BIF") which generally insures the deposits of commercial banks and the SAIF which generally insures the deposits of savings associations such as the Bank. Because the reserves of the SAIF have been below statutorily required minimums, institutions with SAIF-assessable deposits, like the Bank, have been required to pay substantially higher deposit insurance premiums than institutions with deposits insured by the BIF since September 30, 1995. In order to recapitalize the SAIF and address this premium disparity, the Deposit Insurance Funds Act of 1996, effective September 30, 1996, authorized the FDIC to impose a one-time special assessment on institutions with SAIF-assessable deposits based on the amount determined by the FDIC to be necessary to increase the reserve levels of the SAIF to the designated reserve ratio of 1.25% of insured deposits as of October 1, 1996. Institutions were assessed at the rate of .657% based on the amount of their SAIF-assessable deposits as of March 31, 1995. This nonrecurring special assessment totaling $27.1 million before taxes is recorded in the general and administrative expense section of the Consolidated Statement of Operations under a separate line item captioned "Federal deposit insurance special assessment." Such special assessment reduced the Bank's tangible, core and risk-based capital at September 30, 1996, by $17.3 million and reduced the capital ratios as follows: tangible capital by .26% to 5.81%, core capital by .26% to 6.02% and risk-based capital by .51% to 12.89%. The Bank continues to exceed its minimum OTS regulatory requirements and continues to meet the requirements to be classified as a "well-capitalized" institution under applicable banking regulations.

  The FDIC has proposed a new assessment schedule for SAIF deposit insurance pursuant to which the assessment rate for well-capitalized institutions with the highest supervisory ratings would be reduced to zero and institutions in the lowest risk assessment classification would be assessed at the rate of 0.27% of insured deposits. Until December 31, 1999, however, SAIF-insured institutions will be required to pay assessments to the FDIC at the rate of .064% to help fund interest payments on certain bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to finance takeovers of insolvent thrifts. During this period, BIF members will be assessed for FICO obligations at the rate of
 .013%. After December 31, 1999, both BIF and SAIF members will be assessed at the same rate for FICO payments. Based on the Company's level of deposits as of September 30, 1996, such a reduction in rates from the current level of
 .23% of insured deposits to .064% of insured deposits effective January 1, 1997 for SAIF insurance premiums will result in an annual pre-tax increase in operating earnings of approximately $7.0 million.

  The Deposit Insurance Funds Act of 1996 provides that the BIF and the SAIF will be merged into a single deposit insurance fund effective January 1, 1999 but only if there are no insured savings associations on that date. The legislation directs the Department of Treasury to make recommendations to Congress by March 31, 1997, for the establishment of a single charter for banks and thrifts. Management of the Company cannot predict at this time what effect this legislation will have on the Company.

  Repurchase of Common Stock. On August 21, 1996, the Company consummated the repurchase of 1,250,100 shares (8.3% of the outstanding shares of the Company's common stock prior to the repurchase) of the Company's common stock from CAI Corporation ("CAI"), a Dallas-based investment company, for an aggregate purchase price of approximately $48.9 million, excluding $329,000 in transaction costs incurred as of September 30, 1996. Such purchase price consisted of cash of approximately $28.2 million and the surrender of a warrant (valued at $20.7 million) which would have enabled the Company to purchase 99 shares of non-voting common stock of CAI. The Company also reimbursed CAI for certain expenses totaling $2.2 million and paid CAI cash totaling $62,500 in lieu of the pro rata portion of any dividend CAI otherwise would have been entitled to receive for the quarter ended September 30, 1996. The cash portion of the repurchase was financed by a $28.0 million variable rate secured promissory note due January 31, 1997 from a financial institution. The Company is in the process of negotiating to refinance this loan on a long term basis. Such loan is secured by a portion of the outstanding shares of the common stock of the Bank. Concurrent with the close of the repurchase, two directors of the Company, who also serve as executive officers of CAI, resigned from the Board of Directors.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby (after deducting the underwriting discount and estimated expenses of the offering) will be approximately $48.12 million. A total of $47.15 million of the net proceeds will be used to refinance the Company's $40.25 million of 10.25% Subordinated Notes due 1999 and $6.9 million of 10% Senior Notes due 1999, both of which are expected to be redeemed on December 27, 1996. The remainder of the net proceeds will be used for general corporate purposes. Pending such uses, the proceeds will be invested in short-term, investment-grade securities.

                                CAPITALIZATION

  The following table presents the consolidated capitalization of the Company at September 30, 1996, and as adjusted to give effect to the issuance of the Notes offered hereby and the application of the net proceeds as described herein. In addition, at September 30, 1996, the Company had other funding liabilities consisting of deposits ($4.3 billion), Federal Home Loan Bank ("FHLB") advances ($1.2 billion) and other borrowings ($711.3 million) incurred in the ordinary course of business.

                                                       SEPTEMBER 30, 1996
                                                     --------------------------
                                                      ACTUAL      AS ADJUSTED
                                                     -----------  -------------
                                                     (DOLLARS IN THOUSANDS)
Parent Company Long-Term Debt:
  Variable Rate Secured Promissory Note due January
   31, 1997(1)......................................    $ 28,000      $ 28,000
  10% Senior Notes due 1999.........................       6,900           --
  10.25% Subordinated Notes due 1999................      40,250           --
  Subordinated Extendible Notes due 2006, offered
   hereby...........................................         --         50,000
                                                     -----------   -----------
   Total parent company long-term debt..............    $ 75,150   $    78,000
                                                     ===========   ===========
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
   authorized, none issued.......................... $       --    $       --
  Common stock, $.01 par value; 25,000,000 shares
   authorized,
   13,856,566 issued and outstanding(2).............         139           139
  Additional paid-in capital........................     126,967       126,967
  Retained earnings(3)..............................     234,846       234,316
  Unrealized holding loss on securities available
   for sale, net....................................      (2,296)       (2,296)
                                                     -----------   -----------
   Total stockholders' equity....................... $   359,656   $   359,126
                                                     ===========   ===========

--------
(1) The Company is in the process of negotiating to refinance this loan on a long term basis.
(2) Does not include 389,335 shares of common stock which are issuable upon the exercise of outstanding options granted under the Company's 1984 Stock Option and Incentive Plan, as Amended.
(3) The retained earnings of the Company are subject to certain restrictions. See Notes 16 and 18 to Notes to the Company's Consolidated Financial Statements, which are incorporated herein by reference. The reduction of retained earnings results from the write-off of deferred offering expenses ($530,000 net of income taxes) relating to the 10.25% Subordinated Notes due 1999 and the 10% Senior Notes due 1999.

                                   MANAGEMENT

  The following table sets forth certain information about the directors and executive officers of the Company.

                           AGE AT
                         OCTOBER 7, DIRECTOR
   NAME                     1996     SINCE               POSITION/BACKGROUND
   ----                  ---------- --------             -------------------
William A. Fitzgerald...     58       1984   Chairman and Chief Executive Officer of the
                                              Company and the Bank.
Robert F. Krohn.........     63       1984   Vice Chairman and Chief Executive Officer
                                              of PSI Group, Inc., a national document
                                              processing company. Mr. Krohn serves as
                                              President of Krohn Corporation, a
                                              strategic planning firm. Mr. Krohn served
                                              as Chairman of the Board of the Company
                                              and the Bank from 1990 through 1994.
Robert S. Milligan......     51       1987   Chairman of the Board and Chief Executive
                                              Officer of MI Industries, a protein
                                              processing company headquartered in
                                              Lincoln, Nebraska, which produces products
                                              for pharmaceutical, biological and
                                              research markets throughout the world.
Charles M. Lillis.......     54       1988   President and Chief Executive Officer of U
                                              S WEST Media Group, the international,
                                              cellular, directory publishing and cable
                                              television units of U S WEST, Inc.
Talton K. Anderson......     59       1991   Owner and President of three automobile
                                              dealerships in Omaha, Nebraska, as well as
                                              one in Lincoln, Nebraska. Mr. Anderson is
                                              also the President of a Nebraska-based
                                              automobile leasing company and a
                                              reinsurance company.
Carl G. Mammel..........     63       1991   Chairman of the Board of Mammel &
                                              Associates, a consulting firm providing
                                              services in executive benefits, employee
                                              benefits planning and wealth transfer
                                              planning. He is also a managing partner
                                              and Executive Vice President of M
                                              Financial Corporation, a network of
                                              financial service firms throughout the
                                              United States.
James P. O'Donnell......     48       1991   Senior Vice President and Chief Financial
                                              Officer of ConAgra, Inc., an Omaha,
                                              Nebraska-based international diversified
                                              food company.
Robert D. Taylor........     49       1996   Director and Consultant with Taylor
                                              Financial, based in Wichita, Kansas, a
                                              provider of financial consulting services
                                              to small- and medium-sized multi-unit
                                              operations. From December 31, 1990 to
                                              October 2, 1995, Mr. Taylor served as
                                              Chairman of the Board of Directors and
                                              Chief Executive Officer of Railroad and
                                              its wholly owned subsidiary, Railroad
                                              Savings Bank, F.S.B. Railroad was acquired
                                              by the Company effective October 2, 1995.

                           AGE AT
                         OCTOBER 7, DIRECTOR
   NAME                     1996     SINCE               POSITION/BACKGROUND
   ----                  ---------- --------             -------------------
Aldo J. Tesi............     45       1996   President of First Data Resources, an
                                              Omaha, Nebraska-based subsidiary of First
                                              Data Corporation, which provides
                                              cardholder services and relational
                                              database marketing services to bank card
                                              issuers throughout the world.
James A. Laphen.........     48        N/A   President, Chief Operating Officer and
                                              Chief Financial Officer of the Company and
                                              the Bank.

                             DESCRIPTION OF NOTES

  The Notes are to be issued under an indenture (the "Indenture"), dated as of December 2, 1996, between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"). The Notes are not savings accounts or deposits of the Bank and are not insured by the FDIC, any governmental agency or otherwise.

  The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture (including the definition of certain terms in the Indenture), the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is part. Wherever particular provisions and definitions of the Indenture are referred to, such provision and definitions are incorporated by reference as part of the statements made, and the statements are qualified in their entirety by such reference. Article and Section references are to Articles and Sections of the Indenture. For purposes of the "Description of Notes" section of this Prospectus, "Company" refers to Commercial Federal Corporation, excluding its subsidiaries, unless the subsidiaries are specifically included.

GENERAL

  The Notes offered by this Prospectus will be general unsecured obligations of the Company and will be limited to $50,000,000 aggregate principal amount. The Notes will be issued in registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof. Interest on the Notes will accrue from the date of original issuance and will be payable on the fifteenth day of each month, commencing January 15, 1997 (each, an "Interest Payment Date"), at the rate per annum stated on the cover page of this Prospectus. Interest will be payable to the person in whose name the Note is registered at the close of business on the seventh day of the month in which such Interest Payment Date occurs. (Sections 201, 202, 203, 301, 302, 307, 308 and 311). The Notes will mature on December 1, 2006 unless redeemed earlier at the option of the Company or the Holders as set forth below. See "--Redemption at Option of the Company" and "--Redemption at Option of Holder."

  Principal and interest will be payable at an office or agency to be maintained by the Trustee in New York, New York, except that, at the option of the Company, principal and interest may be paid by check mailed to the person entitled thereto. (Sections 301, 307 and 1002) The Notes may be presented for registration of transfer or exchange at an office or agency to be maintained by the Trustee in New York, New York. (Section 305) The Notes will be exchangeable without service charge, but the Company may require payment to cover taxes or other government charges. (Section 305) The Notes will not be secured by the assets of the Company or any of its subsidiaries or affiliates or otherwise and will not have the benefit of a sinking fund for the retirement of principal. In addition, the rights of the Company to participate in any distribution of assets of any subsidiary, including the Bank, upon its liquidation or reorganization or otherwise (and thus the ability of the Holders of the Notes to benefit indirectly from such distribution) are subject to the prior claims of creditors of that subsidiary. Claims on the Company's subsidiaries by creditors other than the Company may include substantial obligations with respect to loans, deposit liabilities, FHLB advances, federal funds purchased and securities sold under repurchase agreements.

  So long as the Company is a reporting company under the Exchange Act, the Company will furnish to holders of the Notes annual reports of the Company containing audited financial statements and interim reports with unaudited financial data on a quarterly basis. If the Company ceases to be a reporting company under the Exchange Act, the Company will furnish to holders of the Notes information which is substantially comparable to the information provided as a reporting company. (Section 704)

  The Indenture does not contain provisions that would provide protection to Holders against a decline in credit quality resulting from recapitalizations or similar restructurings.

ADJUSTABLE INTEREST RATE

  The Notes will bear interest from the date of original issuance until December 1, 2001 at the rate of 7.95% per annum. Thereafter, the Notes will bear interest in accordance with the following procedures: On or before

30 days prior to December 1, 2001, or the expiration date of any subsequent Interest Rate Period (as defined herein, such date, including December 1, 2001, an "Interest Reset Date") the Company will establish, at its option, the interest rate per annum (rounded to the nearest five hundredths of a percentage point; each such rate a "Subsequent Interest Rate") for a period (an "Interest Rate Period") of one, two, three or five years (but never extending beyond December 1, 2006), commencing with such Interest Reset Date and ending on, but not including the December 1 of such first, second, third or fifth year, as the case may be. Any such Subsequent Interest Rate will not be less than 105% of the Effective Interest Rate on Comparable Maturity U.S. Treasury Obligations (as defined herein) established prior to the commencement of each such subsequent Interest Rate Period. In the event that the Company determines on the November 1 preceding such Interest Reset Date that, during the ten calendar days preceding such November 1, no Weekly Comparable Maturity Treasury Rate (as defined herein) has been published and the Alternate Comparable Maturity Treasury Rate (as defined herein) could not be determined, the Company will establish the Subsequent Interest Rate in its discretion without limitation. (Section 202)

  In the event that the Company establishes a Subsequent Interest Rate for a subsequent Interest Rate Period, the Company will notify the Trustee of each Subsequent Interest Rate and Interest Rate Period on or before 30 days prior to an Interest Reset Date. Not later than the second business day after notification to the Trustee by the Company of each Subsequent Interest Rate and Interest Rate Period, the Trustee will mail such notice to each Holder. (Section 202)

  If the Company decides not to establish a Subsequent Interest Rate as provided above, the interest rate for the prior Interest Rate Period will continue to be the interest rate in effect for the next year and each year thereafter, unless and until the Company shall establish a Subsequent Interest Rate on or before November 1 of a subsequent year in which an Interest Reset Date occurs for a subsequent Interest Rate Period as provided above, commencing with December 1 of such year. Until establishment of such a Subsequent Interest Rate for a subsequent Interest Rate Period, each December 1 shall be deemed to be an Interest Reset Date. (Section 202)

  In the event that the Company decides not to establish a Subsequent Interest Rate for a subsequent Interest Rate Period, the Company will so notify the Trustee on or before 30 days prior to the Interest Reset Date. Not later than the second business day after such notification to the Trustee by the Company, the Trustee will mail such notice to each Holder.

  As used herein, the following capitalized terms shall have the following definitions (Section 101):

    "Alternate Comparable Maturity Treasury Rate" means the average yields to maturity of the daily closing bids (or less frequently if daily quotations shall not be available), quoted by at least three recognized U.S. Government securities dealers selected by the Company, for all marketable U.S. Treasury securities with a maturity of not less than three months shorter nor more than three months longer than the applicable Comparable Maturity from the November 1 preceding an Interest Reset Date (other than securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax) for the most recent five consecutive business days during which there had been at least three days on which daily closing bids were quoted within the 25 calendar day period preceding such November 1.

    "Comparable Maturity" means, with respect to an Interest Rate Period of one, two, three or five years, one, two, three or five years, respectively.

    "Consolidated Net Income" means the amount of net income (loss) of the Company and its subsidiaries determined in accordance with generally accepted accounting principles; provided, however, that there shall not be included in Consolidated Net Income (a) any net income (loss) of a subsidiary for any period during which it was not a consolidated subsidiary or (b) any net income (loss) of businesses, properties or assets acquired or disposed of (by way of merger, consolidation, purchase, sale or otherwise) by the Company or any subsidiary for any period prior to the acquisition thereof or subsequent to the disposition thereof; and, provided, further, any assessment, or the effect thereof, imposed by the FDIC on the Bank as a result of the Bank's membership in the SAIF for the purpose of recapitalizing such fund shall be excluded from the determination of Consolidated Net Income.

    "Effective Interest Rate on Comparable Maturity U.S. Treasury Obligations" means as of the November 1 preceding an Interest Reset Date
  (i) if available, the most recent Weekly Comparable Maturity Treasury Rate published during the 25 calendar day period preceding such November 1 or
  (ii) if such Weekly Comparable Maturity Treasury Rate is not available, the Alternate Comparable Maturity Treasury Rate as of such November 1.

    "Weekly Comparable Maturity Treasury Rate" means the weekly average yield to maturity values adjusted to a constant maturity of the Comparable Maturity as read from the yield curves of the most actively traded marketable U.S. Treasury fixed interest rate securities constructed daily by the U.S.
  Treasury Department as published by the Federal Reserve Board or any Federal Reserve Bank or by a United States Government department or agency.

REDEMPTION AT OPTION OF THE COMPANY

  The Notes may not be redeemed prior to December 1, 2001. On December 1, 2001, or at any subsequent Interest Reset Date, the Company may, at its option, redeem the Notes in whole upon not less than 30 nor more than 60 days notice mailed to the registered Holders at a redemption price equal to par, without premium, together with interest accrued to the date fixed for redemption (subject to the right of the registered Holder on the record date for an interest payment to receive such interest). (Article Eleven)

REDEMPTION AT OPTION OF HOLDER

  The Notes may be redeemable, in whole or in part, on December 1, 2001 or at any subsequent Interest Reset Date at the option of the Holder thereof, at a redemption price equal to par plus accrued interest to the date fixed for redemption. To be redeemed, a Note must be presented to the Trustee at its principal corporate trust office in Chicago, Illinois. The Trustee shall notify Holders of any Interest Reset Date not later than two business days after receipt of notice from the Company. Such notice from the Trustee, among other things, shall set forth the Subsequent Interest Rate and the Interest Rate Period (or that the Company has decided not to reset the interest rate, as the case may be) and that the Holder must exercise his option to have his Notes redeemed not later than the fifth business day before the Interest Reset Date and that if a Holder elects to revoke his exercise of such option prior to the redemption of the Notes, he must do so not later than the fifth business day before the Interest Reset Date. (Article Twelve)

  No particular form of request for redemption or authority to request payment is necessary. However, in order for Notes to be validly tendered for redemption, the Trustee must have received: (1) a written request for redemption and (2) the Notes to be redeemed free of any liens or encumbrances. Any Notes tendered or any request for redemption may be withdrawn by written request received by the Trustee on or prior to the fifth business day before an Interest Reset Date. A Holder who has tendered a Note for redemption shall continue to receive all monthly interest payments prior to the date of redemption. (Article Twelve)

SUBORDINATION

  The Notes are subordinated, in the manner and to the extent hereinafter described, to the prior payment of all Senior Indebtedness of the Company. Senior Indebtedness is defined as the principal of, premium, if any, and interest on (1) all indebtedness of the Company for money borrowed (including indebtedness of others guaranteed by the Company) other than the Notes, whether outstanding on the date of the Indenture or thereafter created, assumed or incurred, (2) any amendments, renewals, extensions, modifications and refundings of any such indebtedness, unless in either case in the instrument creating or evidencing any such indebtedness or pursuant to which it is outstanding it is provided that such indebtedness is not superior in right of payments to the Notes, and (3) Derivative Obligations (as defined herein). (Sections 101 and 1301) The Notes will be subordinated to the $6.9 million in aggregate principal amount of the Company's 10% Senior Notes due 1999 and the $28.0 million variable rate secured promissory note due January 31, 1997 and will rank pari passu with the $40.25 million in aggregate principal amount of the Company's 10.25% Subordinated Notes due 1999 to the extent such 10% Senior Notes due 1999, variable rate secured promissory note and 10.25% Subordinated Notes due 1999 remain outstanding after issuance of the Notes. The Company intends to repay in full the entire principal amount of its 10% Senior Notes due 1999 and 10.25% Subordinated Notes due 1999 with the proceeds of this offering. The Company is in the process of negotiating to refinance the $28.0 million variable rate secured promissory note due January 31, 1997 on a long term basis. Any such refinancing would be Senior Indebtedness under the Indenture. See "Use of Proceeds."

  For the purposes of the definition of Senior Indebtedness, "indebtedness for money borrowed" is defined as (a) any obligation of the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (b) any deferred payment obligation of the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument, (c) any obligation of the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under general accepted accounting principals. Notwithstanding the foregoing, Senior Indebtedness shall not include any obligation of the Company that constitutes a trade payable or accrued liability arising in the ordinary course of business. (Section 101)

  "Derivative Obligations" are defined as any obligations of the Company to make payment pursuant to the terms of any securities contracts and foreign currency exchange contracts, derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts (other than obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Notes). (Section 101)

  Upon a distribution of assets, dissolution, winding up, total liquidation or reorganization of the Company, if a default has occurred and is continuing with respect to payment of principal or interest on any Senior Indebtedness or if an Acceleration Event (as defined herein) shall have occurred and the principal of the Notes has been declared due and payable and such declaration has not been rescinded or annulled, then in any such instance all Senior Indebtedness must be paid in full before any payment of principal or interest on the Notes can be made. (Section 1301) Any subordination will not prevent the occurrence of an Acceleration Event or an Event of Default (as defined herein) under the Indenture.

  By reason of the subordination of the Notes, in the event of liquidation of the Company, the Holders of the Notes will not receive payment until the holders of Senior Indebtedness have been satisfied, and in such event holders of Senior Indebtedness may recover more than Holders of Notes. As of September 30, 1996, the Company had Senior Indebtedness in the amount of $34.9 million in aggregate principal amount outstanding, consisting of the Company's $6.9 million of 10% Senior Notes due 1999, which are expected to be redeemed on December 27, 1996 with the proceeds of this offering, and a $28.0 million variable rate secured promissory note due January 31, 1997. The Company is in the process of negotiating to refinance the $28.0 million variable rate secured promissory note on a long term basis. Any such refinancing would be Senior Indebtedness under the Indenture. While Senior Indebtedness excludes indebtedness of the Company's subsidiaries, Holders of the Notes, as creditors of the Company, will be denied access to the assets of the Company's subsidiaries, upon such subsidiaries' liquidation or reorganization, until all the prior claims of creditors of such subsidiaries have been satisfied. Obligors of the Bank, for example, including depositors, have first claim on the assets of the Bank in the event of liquidation of the Bank. There is no limitation in the Indenture on the Company's creation of Senior Indebtedness or indebtedness ranking in parity with the Notes.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

  The Indenture provides that the Company cannot declare or pay dividends on, or purchase, redeem or acquire its capital stock, return any capital to holders of capital stock as such, or make any distribution of assets to capital stockholders as such, except that the Company may (a) declare and pay a dividend in capital stock of the Company and (b) declare and pay a dividend, purchase, redeem or acquire capital stock or make another distribution in cash or property other than capital stock of the Company if the amount of such dividend, redemption or distribution, together with the amount of all previous such dividends and distributions after

September 30, 1996, would not exceed in the aggregate the sum of (i) $52.0 million, plus (ii) 75% of the Company's Consolidated Net Income (as defined herein) for each fiscal year commencing after the year ended June 30, 1996 (reduced by 100% of any consolidated net loss in any fiscal year), plus (iii) 100% of the net proceeds received by the Company for any capital stock issued after June 30, 1996. (Section 1007)

CONSOLIDATION, MERGER OR TRANSFER

  The Company may not consolidate with, merge into, or transfer all or substantially all of its assets to another entity unless such other entity assumes the Company's obligations under the Indenture and unless, after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become an Event of Default (as defined herein), each insured institution controlled by the surviving corporation shall be in compliance with applicable minimum capital requirements or shall have filed a capital plan acceptable to its primary regulator and certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

  An Event of Default includes: (a) failure to pay the principal on the Notes when due at Maturity, upon redemption or upon repayment, as provided in the Indenture, whether or not prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on the Notes for 10 days after such interest becomes due and payable, whether or not prohibited by the subordination provisions of the Indenture; (c) failure to perform any other covenant set forth in the Indenture for 30 days after receipt of written notice from the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Notes specifying the default and requiring the Company to remedy such default; (d) default in the payment at stated maturity of indebtedness of the Company or certain subsidiaries for money borrowed having an outstanding principal amount due at stated maturity greater than $7.0 million and such default having continued for a period of 30 days beyond any applicable grace period; (e) an event of default as defined in any mortgage, indenture or instrument of the Company or certain subsidiaries shall have happened and resulted in the acceleration of indebtedness which, together with the principal amount of any other such indebtedness so accelerated, aggregates $7.0 million or more, and such default shall not have been cured or waived and such acceleration shall not have been rescinded or annulled; (f) certain events of insolvency, receivership, or reorganization of the Company or certain subsidiaries; and (g) entry of a final judgment, decree or order against the Company or certain subsidiaries for the payment of money in excess of $7.0 million in certain circumstances. Except as described under "Acceleration Events" below, there is no right to acceleration in the case of an Event of Default. (Section 501)

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of a "default" (meaning, for this purpose, the events specified above without grace periods), mail to the Holders of the Notes notice of all defaults known to it which have occurred and remain uncured; provided, that, except in the case of a default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders. (Section 602)

  Upon the occurrence of any Event of Default the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, all amounts then due and payable with respect to such Notes, with interest upon the overdue principal and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest at the rate of interest borne by the Notes. If an Event of Default with respect to the Notes occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of the Notes by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or such Notes or in the aid of the exercise of any power granted in the Indenture or the Notes, or to enforce any other proper remedy. (Section 503)

  The Company must furnish annually to the Trustee an Officer's Certificate stating whether to the best of the knowledge of the signers the Company is in default under any of the provisions of the Indenture, and specifying all such defaults and the nature thereof of which they have knowledge. (Section 1011)

  A Holder will not have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default, (b) the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, (c) the Trustee shall have failed to institute such proceeding within 60 days and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request. (Section 507) However, the Holder of any Note will have an absolute right to receive payment of the principal of and interest on such Notes on or after the respective due dates and to institute suit for the enforcement of any such payment. (Section 508)

ACCELERATION EVENTS

  The Indenture defines an "Acceleration Event" as an Event of Default relating to bankruptcy, insolvency or reorganization of the Company. If an Acceleration Event shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Notes may accelerate the maturity of all such outstanding Notes. If an Acceleration Event has occurred and a declaration of acceleration made before a judgment or decree for payment of money due is obtained, Holders of a majority of the outstanding Notes may rescind the acceleration of the Notes if all Acceleration Events have been remedied and all payments due, other than those due as a result of acceleration, have been made. (Section 502)

MODIFICATION AND WAIVER

  With certain limited exceptions which permit modification of the Indenture by the Company and the Trustee only, the Indenture may be modified by the Company with the consent of Holders of not less than a majority in aggregate principal amount of outstanding Notes; provided, however, that no such changes shall without the consent of the Holder of each Note affected thereby (a) change the maturity date of the principal of, or the due date of any installment of interest on, any Note, (b) reduce the principal of, or the rate of interest on, any Note, (c) change the currency in which any portion of the principal of, or interest on, any Note is payable, (d) impair the right to institute suit for the enforcement of any such payment, (e) reduce the above-stated percentage of Holders of the outstanding Notes necessary to modify the Indenture, (f) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive any past default or (g) impair the optional right to repayment provided the Holders. (Sections 513 and 902)

  The Holders of a majority in aggregate principal amount of outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1012)

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

  The Indenture provides that the Company may terminate its obligations under the Indenture with respect to all Notes, by delivering to the Trustee, in trust for such purpose, money, Government Obligations or both which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide on the due dates of any payment of principal and interest, or a combination thereof, money in an amount sufficient to discharge the entire indebtedness of such Notes. (Section 401 and 402)

THE TRUSTEE

  Harris Trust and Savings Bank will serve as Trustee under the Indenture and is also the Note Registrar.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Purchase Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, $50,000,000 in aggregate principal amount of Notes, at the public offering price less the underwriting discount set forth on the cover page of the Prospectus, in the dollar amount of Notes set forth opposite their names in the table below:

                                                                     PRINCIPAL
         UNDERWRITER                                                  AMOUNT
         -----------                                                -----------
      Piper Jaffray Inc. .......................................... $25,000,000
      Alex. Brown & Sons Incorporated..............................  12,500,000
      Montgomery Securities........................................  12,500,000
                                                                    -----------
        Total...................................................... $50,000,000
                                                                    ===========

  The nature of the Underwriters' obligation is such that if any of the Notes are purchased, all of the Notes must be purchased. The Underwriters propose to offer the Notes to the public at the Price to Public set forth on the cover page of this Prospectus and to dealers at such price less a concession not in excess of 1.75% of the principal amount of the Notes. The Underwriters may allow and such dealers may reallow a concession not in excess of 0.50% of the principal amount of the Notes to certain other brokers and dealers. After the offering, the Price to Public, concession and reallowance may be changed by the Underwriters.

  The Notes have been approved for listing on the New York Stock Exchange under the symbol "CFB 06," subject to official notice of issuance. There can be no assurance, however, that an active trading market in the Notes will develop or that the Notes will not trade at a discount to their principal amount.

  The Purchase Agreement provides that the Company will indemnify the Underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

  The legality of the Notes offered hereby will be passed upon for the Company by Housley Kantarian & Bronstein, P.C., Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Dorsey & Whitney LLP, Minneapolis, Minnesota. Both firms may rely as to matters of Nebraska law on the opinion of Fitzgerald, Schorr, Barmettler & Brennan, Omaha, Nebraska.

                                    EXPERTS

  The consolidated financial statements of the Company as of June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996 incorporated in this Prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for mortgage servicing rights in fiscal year 1996 and a change in the method of accounting for income taxes, a change in the method of accounting for postretirement benefits, and a change in the method of accounting for intangible assets in fiscal year 1994), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES OR THAT INFORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SO-LICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PER-SON OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICI-TATION IN SUCH JURISDICTION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   3
Prospectus Summary.........................................................   4
Summary Consolidated Financial Information.................................   7
Risk Factors...............................................................  10
Recent Developments........................................................  11
Use of Proceeds............................................................  13
Capitalization.............................................................  13
Management.................................................................  14
Description of Notes.......................................................  16
Underwriting...............................................................  22
Legal Matters..............................................................  22
Experts....................................................................  22



                                  $50,000,000


                  [LOGO OF COMMERCIAL FEDERAL APPEARS HERE]

                     Subordinated Extendible Notes due 2006

                               ----------------
                                   PROSPECTUS
                               ----------------

                               Piper Jaffray inc.

                               Alex. Brown & Sons
                                  Incorporated

                             Montgomery Securities

                               November 25, 1996